Bovie Medical Corporation
734 Walt Whitman Rd.
Melville, New York 11747

December 2, 2009

Via Edgar and Via Facsimile to (202) 772-9218
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
450 Fifth Street, NW
Washington, D.C.  20549

Re:	Bovie Medical Corporation
Filed November 9, 2009 and Form 10-Q for the quarter ended September 30, 2009
File No. 001-31885

Dear Mr. Cascio:

On behalf of Bovie Medical Corporation, this letter is in response to our telephonic discussion regarding your review of our 10Q/A submitted on November 30, 2009.  Based upon that discussion we understand that we should have filed the complete document and not just the amended pages.  In response to this we are filing a revised 10Q/A amendment no. 2 which will have all the changes previously submitted in the form of a complete 10-Q document. To be consistent with the style used in those filings, I use the terms “we” and “our” in this letter to refer to Bovie Medical Corporation rather than to myself as an individual.

Please call me at 727-803-8593, if I can answer any questions regarding this letter.

Sincerely,

/s/ Gary D. Pickett
Chief Financial Officer

cc:	Andrew Makrides, Chief Executive Officer, Bovie Medical Corporation